UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Sky Solar Holdings, Ltd.
(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share
(Title of Class of Securities)

83084J202(1)
(CUSIP Number)

c/o Wu Hao Address: 47th Floor, Maxdo Center, 8 Xingyi Road Shanghai, 200336, the People’s Republic of China Tel: +86-21-6219-1103
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 7, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

* This statement on Schedule 13D (this “Schedule 13D”) constitutes an initial Schedule 13D filing on behalf of each of Sino-Century HX Investments Limited and Dr. Hao Wu (together the “Reporting Persons” and each a “Reporting Person”), with respect to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of Sky Solar Holdings, Ltd., a Cayman Islands company (the “Issuer” or “Company”).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)  This CUSIP number applies to the Issuer’s American depositary shares (“ADSs”), each representing twenty Ordinary Shares of the Issuer.

SCHEDULE 13D

CUSIP No.	83084J202

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Sino-Century HX Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) *
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,940,910 Ordinary Shares
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
4,940,910 Ordinary Shares
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,940,910 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.2%*
14	TYPE OF REPORTING PERSON (See Instructions)
CO

*  The percentages used in this Schedule 13D are calculated based on a total of 419,546,494 Ordinary Shares (including Ordinary Shares represented by ADSs) issued and outstanding as of December 31, 2019, as reported by the Issuer in its Form 20-F filed on May 19, 2020, including, with respect to each Reporting Person, the Ordinary Shares that such person has the right to acquire within 60 days.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Hao Wu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) *
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,940,910 Ordinary Shares
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
4,940,910 Ordinary Shares
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,940,910 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.2%*
14	TYPE OF REPORTING PERSON (See Instructions)
IN

*  The percentages used in this Schedule 13D are calculated based on a total of 419,546,494 Ordinary Shares (including Ordinary Shares represented by ADSs) issued and outstanding as of December 31, 2019, as reported by the Issuer in its Form 20-F filed on May 19, 2020, including, with respect to each Reporting Person, the Ordinary Shares that such person has the right to acquire within 60 days.

Item 1.                     Security and Issuer

This Schedule 13D relates to the ordinary shares, par value US$0.0001 per share, of Sky Solar Holdings, Ltd., a company incorporated in the Cayman Islands (the “Company” or “Issuer”). The Issuer’s principal executive offices are located at Unit 417, 4th Floor, Tower Two Lippo Centre, 89 Queensway, Admiralty, Hong Kong Special Administrative Region, People’s Republic of China (“Hong Kong”)

Item 2.                     Identity and Background

This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The Reporting Persons are making this single, joint filing because they may be deemed to constitute members of a “group” within the meaning of Section 13(d)(3) of the Act with respect to the transactions described in Item 4 of this Schedule 13D.

Except as expressly otherwise set forth in this Schedule 13D, each Reporting Person disclaims beneficial ownership of the Ordinary Shares (including Ordinary Shares represented by ADSs) beneficially owned by the other Reporting Person or any other person. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person or any other person, except as otherwise provided in Rule 13d-1(k).

Sino-Century HX Investments Limited (“SCHI”) is an exempted company with limited liability organized under the laws of the Cayman Islands whose registered office is at 190 Elgin Avenue, George Town, Grand Cayman, KY1-9005, Cayman Islands. All of the shares in SCHI are held by its shareholders as nominees for and on behalf of Dr. Hao Wu (“Dr. Wu”), the sole director of SCHI and an individual who is a citizen of the PRC and whose principal business address is at 47th Floor, Maxdo Center, 8 Xingyi Road Shanghai, 200336, China. Dr. Wu is the chairman of the board of directors of the Company.

During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                     Source and Amount of Funds or Other Considerations

The Offeror Group (as defined in Item 4 below) anticipates that the total amount of funds necessary to purchase all of the outstanding Ordinary Shares and ADSs that the Offeror Group does not currently own pursuant to the Offer (as defined in Item 4 below) (as well as 600,000 ADSs owned by Kai Ding and 146,499 ADSs owned by TCL (as defined in Item 4 below), which shall be tendered in the Offer), to consummate the Merger (as defined in Item 4 below) and to pay related fees and expenses to be approximately $36 million.

On July 5, 2020, Parent (as defined in Item 4 below) received a debt commitment letter (the “Debt Commitment Letter”) from Daiwa Energy & Infrastructure Co. Ltd. (the “Lender”), pursuant to which and subject to the conditions set forth therein, the Lender committed to provide a term loan facility to the Company’s wholly-owned subsidiary Sky Solar Japan Co., Ltd. (“SSJ”) in an aggregate amount of 4.3 billion Japanese Yen, or approximately $40 million, which SSJ will make available for the Offeror Group to complete the Offer and the Merger (the “Loan Facility” or the “Debt Financing”), as described below. On July 5, 2020, Parent accepted the Debt Commitment Letter.

The Loan Facility from the Lender will remain available for utilization. The Debt Commitment Letter provides a summary of major terms and conditions of the Debt Financing. The definitive loan agreement relating to the loan facility has not been executed as of the date hereof and, accordingly, the actual terms of the loan facility may differ from those described in the Offer to Purchase (as defined in Item 4 below). In addition, in order to make the proceeds of the Debt Financing available to Offeror Group, concurrently with entry into the definitive loan agreement, SSJ will issue a note to Parent in an amount sufficient for the Offeror Group to complete the Offer and the Merger.

Lender’s commitments to provide the Debt Financing to SSJ are subject to, among other things, (i) payment of a commitment fee and (ii) the satisfaction of all conditions to this Offer.

The Loan Facility will mature on the date that is twelve months after the date of utilization, and all outstanding amounts under the Loan Facility will be repaid prior to or at the maturity date.

The Loan Facility bears a stated interest rate of 6% per annum for the initial 2 billion Japanese Yen utilized, and a stated interest rate of 8% per annum for the remaining 2.3 billion Japanese Yen utilized.  Interest on the loan facility is payable in full on the maturity date.

Until all outstanding amounts and obligations under the Loan Facility have been repaid and discharged in full, the obligations with respect to the Loan Facility shall be secured by assets of SSJ.

The information set forth in or incorporated by reference in Item 4 of this Schedule 13D is incorporated herein by reference in its entirety.

The information disclosed in this Item 3 does not purport to be complete and is qualified in its entirety by reference to the Debt Commitment Letter, a copy of which is filed as Exhibit 99.4 and is incorporated herein by reference in its entirety.

Item 4.                     Purpose of Transaction

Consortium Agreement and Non-binding Proposal

On May 25, 2020, Japan NK Investment K.K., IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited and Kai Ding (collectively, the “Consortium”) entered into a consortium agreement (the “Consortium Agreement”), pursuant to which the Consortium agreed to work exclusively with one another in good faith to undertake a transaction to acquire all the outstanding Ordinary Shares of the Issuer other than certain Ordinary Shares beneficially owned by the members of the Consortium or their affiliates (the “Proposed Transaction”). The Consortium Agreement provides, among other things, for: cooperation in arranging financing; engaging advisors; admission of new Consortium members; cooperation in obtaining applicable governmental, statutory, regulatory or other approvals, licenses, waivers or exemptions for the consummation of the transactions; and cooperation in preparing definitive documentation with respect to the Proposed Transaction. During the period beginning on the date of the Consortium Agreement and ending the first to occur of (i) the 6-month anniversary of the date of the Consortium Agreement and (ii) the termination of the Consortium Agreement on the occurrence of other termination events (the “Exclusivity Period”), members of the Consortium have agreed, among other things, to: (a) work exclusively with each other with respect to the Proposed Transaction; (b) not to make a competing proposal for the acquisition of control of the Issuer; (c) acquire or dispose of any securities of the Issuer; or (d) enter into any written or oral agreement, arrangement or understanding regarding, or do, anything which is directly inconsistent with the Proposed Transaction.

On May 25, 2020, the Consortium submitted a non-binding proposal (the “Proposal”) to the Issuer’s board of directors. Under the Proposal, members of the Consortium propose to acquire, through an acquisition vehicle to be formed by them, all of the outstanding Ordinary Shares not beneficially owned by the Consortium members for US$6.00 per ADS in cash, representing a premium of 81.3% to the closing price of the Issuer’s ADSs on May 22, 2020 and a premium of 94.0% and 109.2% to the volume-weighted average closing price of the Issuer’s ADSs during the last 7 and 30 trading days, respectively. The Consortium intends to finance the Proposed Transaction through a combination of debt and equity financing.

The Proposal also provides that, among other things, the Consortium will (a) conduct customary due diligence on the Issuer and (b) negotiate and execute definitive agreements with respect to the Proposed Transaction that will include provisions typical for transactions of this type.

The Proposed Transaction is subject to a number of conditions, including, among other things, the negotiation and execution of a definitive merger agreement and other related agreements mutually acceptable in form and substance to the Issuer and the members of the Consortium. Neither the Issuer nor any member of the Consortium is obligated to complete the Proposed Transaction, and a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

If the Proposed Transaction is completed, the Issuer’s ADSs would be delisted from the NASDAQ Capital Market, and the Issuer’s obligation to file periodic reports under the Act would terminate. In addition, consummation of the Proposed Transaction could result in one or more of the actions specified in Items 4(a)-(j) of this Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board of directors of the Issuer (as the surviving company in the merger), and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company.

On July 6, 2020, the Consortium notified the special committee of the Company’s board of directors via e-mail to Kirkland & Ellis LLP, legal counsel to the special committee, that the Consortium withdrew the Proposal with immediate effect.

Tender Offer and Merger

On July 6, 2020, Square Acquisition Co., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Purchaser”) and a wholly owned subsidiary of Square Limited, itself an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), which upon consummation of the Offer shall be wholly owned by Japan NK Investment K.K., a joint stock company organized under the laws of Japan (“JNKI”), IDG-Accel China Capital L.P., a limited partnership organized under the laws of the Cayman Islands (“IDG CC”), IDG-Accel China Capital Investors L.P., a limited partnership organized under the laws of the Cayman Islands (“IDG CCI”, and together with IDG CC, “IDG”), Jolmo Solar Capital Ltd., a limited company organized under the laws of the British Virgin Islands (“Jolmo Solar”), CES Holding Ltd., a limited company organized under the laws of Hong Kong (“CES Holding”), Jing Kang, a natural person and citizen of Canada, Bin Shi, a natural person and citizen of the People’s Republic of China, Sino-Century HX Investments Limited, an exempted company with limited liability organized under the laws of the Cayman Islands (“SCHI”), Kai Ding, a natural person and citizen of the People’s Republic of China, TCL Transportation Holdings Limited, a limited company organized under the laws of the British Virgin Islands (“TCL”), Esteem Venture Investment Limited, a limited company organized under the laws of the British Virgin Islands (“Esteem”), Mamaya Investments Ltd, a limited company organized under the laws of the British Virgin Islands (“Mamaya”), Xanadu Investment Ltd. (H.K.), a company incorporated with limited liability under the laws of Hong Kong (“Xanadu”), Abdullateef A. AL-Tammar, a natural person and citizen of Kuwait, Development Holding Company Ltd., an exempted company with limited liability organized under the laws of the Cayman Islands (“DHCL”) and Bjoern Ludvig Ulfsson Nilsson, a natural person and citizen of Sweden (JNKI, IDG, Jolmo Solar, CES Holding, Jing Kang, Bin Shi, SCHI, Kai Ding, TCL, Esteem, Mamaya, Xanadu, Abdullateef A. AL-Tammar, DHCL and Bjoern Ludvig Ulfsson Nilsson, collectively with Parent and Purchaser, the “Offeror Group”), commenced a tender offer to purchase all of the issued and outstanding ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) including all Ordinary Shares represented by American depositary shares (the “ADSs,” each representing twenty Ordinary Shares), of the Company not currently owned by Offeror Group (as well as 600,000 ADSs owned by Kai Ding and 146,499 ADSs owned by TCL, which shall be tendered in the Offer), at a price of $0.30 in cash per Ordinary Share, or $6.00 in cash per ADS, net to the seller in cash, without interest and less any ADS cancellation fees and other related fees and withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, filed by the Offeror Group with the SEC on July 6, 2020 (the “Offer to Purchase”), and the related letter of transmittal for Ordinary Shares (the “Share Letter of Transmittal”) and the related letter of transmittal for ADSs (the “ADS Letter of Transmittal,” together with the Share Letter of Transmittal, “Letters of Transmittal”) which, together with any amendments or supplements, collectively constitute the “Offer.” Following the purchase by Purchaser of shares of the Company in the Offer, Parent intends to cause the Company to merge with and into Purchaser (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent. As a result of the merger, each outstanding Ordinary Share/ADS (other than any Ordinary Shares/ADSs owned by Offeror Group) will be converted into the right to receive the Offer Price.

The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Ordinary Shares (including Ordinary Shares represented by ADSs) that, together with any other shares of the Company beneficially owned by Purchaser and the Offeror Group, constitutes at least 90% of the total voting power represented by the outstanding shares of the Company (the “Minimum Condition”); and (ii) the Debt Commitment Letter shall remain in full force and effect as of the expiration of the Offer, pursuant to which Purchaser and Parent shall have sufficient funds, after taking into consideration the aggregate proceeds of the debt financing contemplated thereby, to pay (x) the aggregate Offer price assuming all of the Ordinary Shares and ADSs that are issued and outstanding and not owned by Offeror Group (as well as 600,000 ADSs owned by Kai Ding and 146,499 ADSs owned by TCL, which shall be tendered in the Offer) are validly tendered and not properly withdrawn and (y) all fees and expenses expected to be incurred in connection with the Offer (the “Financing Condition”). The Offer is also conditioned upon certain other conditions set forth in the Offer to Purchase.

If the Offer and the Merger are completed, the ADSs would be delisted from the NASDAQ Capital Market and the Company’s obligation to file periodic reports under the Act would terminate. In addition, consummation of the Offer and the Merger could result in one or more of the actions specified in Item 4(a)-(j) of Schedule 13D, including the acquisition or disposition of securities of the Company, a merger or other extraordinary transaction involving the Company, a change to the board of directors of the Company (as the surviving company in the Merger), and a change in the Company’s memorandum and articles of association to reflect that the Company would become a privately held company.

A&R Consortium Agreement

On July 6, 2020, the Offeror Group (excluding Parent and Purchaser) entered into an Amended & Restated Consortium Agreement (the “A&R Consortium Agreement”) which amends and supersedes the Consortium Agreement in its entirety.  The A&R Consortium Agreement provides, among other things, for: cooperation in arranging financing; engaging advisors; admission of new members of the consortium; cooperation in obtaining applicable governmental, statutory, regulatory or other approvals, licenses, waivers or exemptions for the consummation of the transactions contemplated by the Offer to Purchase; and cooperation in executing the currently contemplated Offer and Merger transaction scheme. During the period beginning on the date of the original Consortium Agreement and ending the first to occur of (i) the 6-month anniversary of the date of the original Consortium Agreement and (ii) the termination of the A&R Consortium Agreement on the occurrence of other termination events, members of the Offeror Group (excluding Parent and Purchaser) have agreed, among other things, to: (a) work exclusively with each other with respect to the Offer and Merger and any related transactions; (b) not to make a competing proposal for the acquisition of control of the Company; (c) acquire or dispose of any securities of the Company; or (d) enter into any written or oral agreement, arrangement or understanding regarding, or do, anything which is directly inconsistent with the transactions contemplated by the Offer to Purchase.

Rollover and Voting Agreement

On July 6, 2020, Parent and the Offeror Group members (excluding Parent and Purchaser, the “Rollover Shareholders”) entered into the Rollover and Voting Agreement (the “Rollover Agreement”), pursuant to which, at the effective time of the Merger, certain of the Ordinary Shares (including those Ordinary Shares represented by ADSs) held by the Offeror Group (the “Rollover Shares”) will be canceled for no consideration. Immediately following the acceptance and payment for Ordinary Shares/ADSs tendered (and not validly withdrawn) in the Offer upon the successful consummation thereof in accordance with its terms and conditions, each Rollover Shareholder will subscribe, or will cause its affiliate to subscribe, and Parent will issue, to such Rollover Shareholder or its affiliate, as the case may be, the number of ordinary shares of Parent set forth in the Rollover Agreement.

Each Rollover Shareholder further agreed, with respect to the Rollover Shares beneficially owned by such Rollover Shareholder, to vote for, at any annual or extraordinary general meeting of the shareholders of the Company (a “Shareholders’ Meeting”) (a) the authorization and approval of the Offer, the Plan of Merger and any related transactions, (b) against any competing transaction or any other transaction, proposal, agreement or action made in opposition to authorization and approval of the Offer and related transactions, including the Merger, or in competition or inconsistent with the Offer and related transactions, including the Merger, (c) against any other action, agreement or transaction that is intended, that could reasonably be expected, or the effect of which could reasonably be expected, to materially impede, interfere with, delay, postpone, discourage or adversely affect any of the Offer and related transactions, including the Merger, or the Rollover Agreement or the performance by such Rollover Shareholder of its obligation under the Rollover Agreement, (d) against any action, proposal, transaction or agreement that could reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of any Rollover Shareholder contained in the Rollover Agreement or otherwise reasonably requested by Parent or the Company in order to consummate the Offer and related transactions, including the Merger, (e) in favor of any other matter necessary to effect the Offer and related transactions, including the Merger, and (f) in favor of any adjournment of the Shareholders’ Meeting or other annual or extraordinary general meeting of the shareholders of the Company, however called, at which any of the matters described in (a) — (e) above is to be considered (and any adjournment or postponement thereof) as may be reasonably requested by Parent.

Effective immediately upon the consummation of the Offer and until the effective time of the Merger, each of the Rollover Shareholders also irrevocably agreed to appoint Parent and any designee thereof as its proxy and attorney-in-fact (with full power of substitution), to vote or cause to be voted (including by proxy or written resolution, if applicable) such Rollover Shareholder’s Rollover Shares at any Shareholders’ Meeting or other annual or extraordinary meeting of the shareholders of the Company, however called, including any adjournment thereof.

Each Rollover Shareholder also agreed to not without the prior written consent of Parent, directly or indirectly, offer for sale, sell (constructively or otherwise), transfer, assign, tender in any tender or exchange offer, pledge, charge, grant, encumber, hypothecate or similarly dispose of (by merger, testamentary disposition, operation of Law or otherwise), either voluntarily or involuntarily, the Rollover Shares, or enter into a contract or arrangement to do the same.

Rollover Shareholders Kai Ding and TCL own 600,000 ADSs and 146,499 ADSs, respectively, that shall not constitute Rollover Shares (the “Non-Rollover Shares”). Under the Rollover Agreement each of Kai Ding and TCL agreed to tender the Non-Rollover Shares that each of them beneficially owns into the Offer and to not withdraw or cause such Non-Rollover Shares to be withdrawn from the Offer.

The Rollover Agreement will terminate immediately upon the earlier to occur of (a) the effective time of the Merger, and (b) the valid termination of the A&R Consortium Agreement.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of this Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Company as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Company or disposing of securities of the Company; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; selling or transferring a material amount of assets of the Company or any of its subsidiaries; changing the present board of directors or management of the Company, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Company; materially changing the present capitalization or dividend policy of the Company; materially changing the Company’s business or corporate structure; changing the Company’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; and taking any action similar to any of those enumerated above.

References to the Consortium Agreement, the Proposal, the Offer to Purchase, the Letters of Transmittal, the A&R Consortium Agreement and the Rollover Agreement in this statement are qualified in their entirety by reference to the Consortium Agreement, the Proposal, the Offer to Purchase, the Share Letter of Transmittal, the ADS Letter of Transmittal, the A&R Consortium Agreement and the Rollover Agreement, copies of which are attached hereto as Exhibit 99.2, Exhibit 99.3, Exhibit 99.5, Exhibit 99.6, Exhibit 99.7, Exhibit 99.8 and Exhibit 99.9, respectively, and incorporated herein by reference in their entirety.

Item 5.                     Interest in Securities of the Issuer

(a)-(b)              The following table sets forth the beneficial ownership of Ordinary Shares (including Ordinary Shares represented by ADSs) of the Company for each of the Reporting Persons.

Reporting Person	Amount beneficially owned	Percent of total(1)	Sole voting power	Shared Voting power	Sole dispositive power	Shared dipositive power
SCHI	4,940,910	1.2%	4,940,910	0	4,940,910	0
Dr. Wu(2)	4,940,910	1.2%	4,940,910	0	4,940,910	0

(1)               The percentages used in this Schedule 13D are calculated based on a total of 419,546,494 Ordinary Shares (including Ordinary Shares represented by ADSs) issued and outstanding as of December 31, 2019, as reported by the Issuer in its Form 20-F filed on May 19, 2020, including, with respect to each Reporting Person, the Ordinary Shares that such person has the right to acquire within 60 days.

(2)               All the shares in SCHI are held by its shareholders as nominees for Dr. Wu, the sole director of SCHI. Accordingly, Dr. Wu may thereby be deemed to beneficially own the 4,940,910 Ordinary Shares of the Company owned by SCHI.

The following table sets forth the beneficial ownership of Ordinary Shares (including Ordinary Shares represented by ADSs) of the Company for persons who are members of the Offeror Group and therefore, together with the Reporting Persons, may form a group within the meaning of Section 13(d)(3) of the Securities Act.

Reporting Person	Amount beneficially owned	Percent of total(1)	Sole voting power	Shared Voting power	Sole dispositive power	Shared dipositive power
Japan NK Investment K.K.	152,107,950	36.3%	0	152,107,950	0	152,107,950
PNF Investment Co., Ltd.	152,107,950	36.3%	0	152,107,950	0	152,107,950
Rui Chen	152,107,950	36.3%	0	152,107,950	0	152,107,950
Renewable Japan Co., Ltd.	152,107,950	36.3%	0	152,107,950	0	152,107,950
H&T Corporation	152,107,950	36.3%	0	152,107,950	0	152,107,950
Katsuhito Manabe	152,107,950	36.3%	0	152,107,950	0	152,107,950
Bin Shi	14,759,480	3.5%	14,759,480	0	14,759,480	0
Kai Ding	22,109,320	5.3%	22,109,320	0	22,109,320	0
IDG-Accel China Capital L.P.	101,949,906	24.3%	97,453,914	4,495,992	97,453,914	4,495,992
IDG-Accel China Capital Associates L.P.	101,949,906	24.3%	97,453,914	4,495,992	97,453,914	4,495,992
IDG-Accel China Capital Investors L.P.	101,949,906	24.3%	4,495,992	97,453,914	4,495,992	97,453,914
IDG-Accel China Capital GP Associates Ltd.	101,949,906	24.3%	101,949,906	0	101,949,906	0
Quan Zhou	101,949,906	24.3%	0	101,949,906	0	101,949,906
Chi Sing Ho	101,949,906	24.3%	0	101,949,906	0	101,949,906
Jolmo Solar Capital Ltd.	5,400,000	1.3%	5,400,000	0	5,400,000	0
CES Holding Ltd.	8,000,000	1.9%	8,000,000	0	8,000,000	0
Jiale Dai	13,400,000	3.2%	0	13,400,000	0	13,400,000
Xiaoguang Duan	17,200,000	4.1%	0	17,200,000	0	17,200,000
Jing Kang	3,800,000	0.9%	0	3,800,000	0	3,800,000
TCL Transportation Holdings Limited	3,866,660	0.9%	3,866,660	0	3,866,660	0
Esteem Venture Investment Limited	1,233,320	0.3%	1,233,320	0	1,233,320	0
Mamaya Investments Ltd	333,340	0.1%	333,340	0	333,340	0
Xanadu Investment Ltd. (H.K.)	1,400,000	0.3%	1,400,000	0	1,400,000	0
Abdullateef A. AL-Tammar	880,100	0.2%	880,100	0	880,100	0
Development Holding Company Ltd.	4,000,000	1.0%	4,000,000	0	4,000,000	0
Bjoern Ludvig Ulfsson Nilsson	494,200	0.1%	494,200	0	494,200	0

(1)               The percentages used in this Schedule 13D are calculated based on a total of 419,546,494 Ordinary Shares (including Ordinary Shares represented by ADSs) issued and outstanding as of December 31, 2019, as reported by the Issuer in its Form 20-F filed on May 19, 2020, including, with respect to each Reporting Person, the Ordinary Shares that such person has the right to acquire within 60 days.

(c)                                  Transactions in the Shares in the Past 60 Days. To the best knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transactions relating to the Ordinary Shares during the past 60 days. On June 16, 2020, Xanadu acquired 4,000 ADS on the open market at a price of US$3.86 per ADS.

(d)                                 To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e)                                  Not applicable.

Item 6.                     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Consortium Agreement and the Proposal, which have been filed as Exhibit 99.2 and Exhibit 99.3 to this Schedule 13D, respectively, are incorporated herein by reference in their entirety.

On July 6, 2020, Japan NK Investment K.K., IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited, Kai Ding, TCL Transportation Holdings Limited, Esteem Venture Investment Limited, Mamaya Investments Ltd, Xanadu Investment Ltd. (HK), Abdullateef A. AL-Tammar, Development Holding Company Ltd., and Bjoern Ludvig Ulfsson Nilsson launched the Offer pursuant to the Offer to Purchase and Letters of Transmittal. Copies of the Offer to Purchase, Share Letter of Transmittal and ADS Letter of Transmittal are attached hereto as Exhibit 99.5, Exhibit 99.6 and Exhibit 99.7, respectively.

On July 6, 2020, Japan NK Investment K.K., IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited, Kai Ding, TCL Transportation Holdings Limited, Esteem Venture Investment Limited, Mamaya Investments Ltd, Xanadu Investment Ltd. (HK), Abdullateef A. AL-Tammar, Development Holding Company Ltd., and Bjoern Ludvig Ulfsson Nilsson entered into the A&R Consortium Agreement. A copy of the A&R Consortium Agreement is attached hereto as Exhibit 99.8.

On July 6, 2020, Japan NK Investment K.K., IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited, Kai Ding, TCL Transportation Holdings Limited, Esteem Venture Investment Limited, Mamaya Investments Ltd, Xanadu Investment Ltd. (HK), Abdullateef A. AL-Tammar, Development Holding Company Ltd., and Bjoern Ludvig Ulfsson Nilsson entered into the Rollover Agreement. A copy of the Rollover Agreement is attached hereto as Exhibit 99.9.

In addition, the information set forth in Items 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Item 7.                     Material to Be Filed as Exhibits

Exhibit No.	Description
99.1	Joint Filing Agreement

99.2

Consortium Agreement, dated May 25, 2020 by and among Japan NK Investment K.K., IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited and Kai Ding

99.3

Proposal Letter dated May 25, 2020 from JNKI, IDG Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited and Kai Ding, to the board of directors of the Issuer

99.4

Debt Commitment Letter, dated July 5, 2020, between Daiwa Energy & Infrastructure Co. Ltd. and Square Limited (incorporated by reference to Exhibit (b)(1) to the Schedule TO-T/Schedule 13E-3 filed with the SEC by the Offeror Group on July 6, 2020).

99.5	Offer to Purchase, dated July 6, 2020 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO-T/Schedule 13E-3 filed with the SEC by the Offeror Group on July 6, 2020).

99.6	Form of Share Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO-T/Schedule 13E-3 filed with the SEC by the Offeror Group on July 6, 2020).

99.7	Form of ADS Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO-T/Schedule 13E-3 filed with the SEC by the Offeror Group on July 6, 2020).

99.8

Amended & Restated Consortium Agreement, dated July 6, 2020, by and among Japan NK Investment K.K., IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited, Kai Ding, TCL Transportation Holdings Limited, Esteem Venture Investment Limited, Mamaya Investments Ltd, Xanadu Investment Ltd. (HK), Abdullateef A. AL-Tammar, Development Holding Company Ltd., and Bjoern Ludvig Ulfsson Nilsson (incorporated by reference to Exhibit (d)(1) to the Schedule TO-T/Schedule 13E-3 filed with the SEC by the Offeror Group on July 6, 2020).

99.9

Rollover and Voting Agreement, dated July 6, 2020, by and among Japan NK Investment K.K., IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited, Kai Ding, TCL Transportation Holdings Limited, Esteem Venture Investment Limited, Mamaya Investments Ltd, Xanadu Investment Ltd. (HK), Abdullateef A. AL-Tammar, Development Holding Company Ltd., and Bjoern Ludvig Ulfsson Nilsson (incorporated by reference to Exhibit (d)(2) to the Schedule TO-T/Schedule 13E-3 filed with the SEC by the Offeror Group on July 6, 2020).

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2020

Sino-Century HX Investments Limited

By:	/s/ Hao Wu
Name:	Hao Wu
Title:	Director

Hao Wu

/s/ Hao Wu

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement

99.2

Consortium Agreement, dated May 25, 2020 by and among Japan NK Investment K.K., IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited and Kai Ding

99.3

Proposal Letter dated May 25, 2020 from JNKI, IDG Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited and Kai Ding, to the board of directors of the Issuer

99.4

Debt Commitment Letter, dated July 5, 2020, between Daiwa Energy & Infrastructure Co. Ltd. and Square Limited (incorporated by reference to Exhibit (b)(1) to the Schedule TO-T/Schedule 13E-3 filed with the SEC by the Offeror Group on July 6, 2020).

99.5	Offer to Purchase, dated July 6, 2020 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO-T/Schedule 13E-3 filed with the SEC by the Offeror Group on July 6, 2020).

99.6	Form of Share Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO-T/Schedule 13E-3 filed with the SEC by the Offeror Group on July 6, 2020).

99.7	Form of ADS Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO-T/Schedule 13E-3 filed with the SEC by the Offeror Group on July 6, 2020).

99.8

Amended & Restated Consortium Agreement, dated July 6, 2020, by and among Japan NK Investment K.K., IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited, Kai Ding, TCL Transportation Holdings Limited, Esteem Venture Investment Limited, Mamaya Investments Ltd, Xanadu Investment Ltd. (HK), Abdullateef A. AL-Tammar, Development Holding Company Ltd., and Bjoern Ludvig Ulfsson Nilsson (incorporated by reference to Exhibit (d)(1) to the Schedule TO-T/Schedule 13E-3 filed with the SEC by the Offeror Group on July 6, 2020).

99.9

Rollover and Voting Agreement, dated July 6, 2020, by and among Japan NK Investment K.K., IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited, Kai Ding, TCL Transportation Holdings Limited, Esteem Venture Investment Limited, Mamaya Investments Ltd, Xanadu Investment Ltd. (HK), Abdullateef A. AL-Tammar, Development Holding Company Ltd., and Bjoern Ludvig Ulfsson Nilsson (incorporated by reference to Exhibit (d)(2) to the Schedule TO-T/Schedule 13E-3 filed with the SEC by the Offeror Group on July 6, 2020).